

August 17, 2012

Via E-Mail
Mr. Joe Chan
Chief Financial Officer
American Bonanza Gold Corp.
200 Granville Street, Suite 1238
Vancouver, British Columbia
Canada V6C 1S4

>   **Re: American Bonanza Gold Corp.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 2, 2012**
>   **Correspondence submitted August 10, 2012**
>   **File No. 000-29916**

Dear Mr. Chan:

       We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements, page 7

13. First-Time Adoption of International Financial Reporting Standards ("IFRS"), page 31

1.   We note in your response to comment four of our letter dated July 23, 2012 that the change in total fiscal 2010 investing cash flows and corresponding change to changes in non-cash operating accounts was due to the correction of an error in the 2010 financial statements, and did not result from the adoption of IFRS. Given that you adjusted the fiscal 2010 statement of cash flows for these errors and that the adjustments had a significant impact on the fiscal 2010 cash from operations and cash from investing,

please revise your Form 20-F to provide disclosure to clearly distinguish the error correction as required by IFRS 1.26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining